UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934*
__________________________________________

SYSTEM1, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
87200P109
(CUSIP Number)
December 4, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	13G

1	NAME OF REPORTING PERSON William P. Foley II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 3,904,734*
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 3,904,734*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,904,734*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%*
12	TYPE OF REPORTING PERSON IN
* As of December 4, 2023. See Item 4 of this Schedule 13G.

CUSIP No. 87200P109	13G

1	NAME OF REPORTING PERSON Trasimene Trebia, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 53,360*
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 53,360*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,360*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON* OO
* As of December 4, 2023. See Item 4 of this Schedule 13G.

CUSIP No. 87200P109	13G

Explanatory Note: This filing on Schedule 13G is being made solely because a decrease in the outstanding Class A Common Stock of the Issuer reported in a Form 8-K filed by the Issuer on December 4, 2023 resulted in the Reporting Persons' beneficial ownership of the Class A Common Stock of the Issuer to exceed five percent of the Issuer's outstanding Class A Common Stock.
Item 1(a).    Name of Issuer
System1, Inc. ("Issuer")
Item 1(b).    Address of Issuer's Principal Executive Offices
4235 Redwood Avenue
Marina Del Rey, California 90066
Item 2(a).    Name of Person Filing
This statement is being filed on behalf of William P. Foley II and Trasimene Trebia, LLC (“TT”) (collectively, the “Reporting Persons”). TT is a Delaware limited liability company and Mr. Foley is the sole member and Manager and Executive Chairman of TT.
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of each Reporting Person is:
1701 Village Center Circle
Las Vegas, Nevada 89134
Item 2(c).    Citizenship
Mr. Foley is a citizen of the United States. TT is a Delaware limited liability company.
Item 2(d).    Title of Class of Securities
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer.
Item 2(e).    CUSIP Number
87200P109
Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 4, 2023, are incorporated herein by reference. As of December 4, 2023, Mr. Foley beneficially owned an aggregate of 3,904,734 shares of Class A Common Stock, which includes (i) 3,851,374 shares of Class A Common Stock directly owned by Mr. Foley and (ii) 53,360 shares of Class A Common Stock directly owned by TT, representing approximately 5.9% of the shares of Class A Common Stock outstanding (based on 65,653,118 shares of Class A Common Stock outstanding as reported to the Reporting Persons by the Issuer).
None of the Reporting Persons beneficially own any of the 21,512,757 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C Common Stock”) outstanding as of December 4, 2023 (such outstanding shares based on information provided to the Reporting Persons by the Issuer). Holders of Class A Common Stock and Class C Common Stock are entitled to cast one vote per share of Class A Common Stock or Class C Common Stock on each matter submitted to the Issuer's stockholders. Accordingly, the shares of Class A Common Stock beneficially owned by the Reporting Persons had a total voting power of 4.5%.

Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 7, 2023
		By:	/s/William P. Foley II
		Name:	William P. Foley II

TRASIMENE TREBIA, LLC
		By:	/s/William P. Foley II
		Name:	William P. Foley II
		Title:	Manager, Executive Chairman